SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                       NEW ENGLAND BUSINESS SERVICE, INC.
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                                (Name of Issuer)

                         Common Stock ($1.00 par value)
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                         (Title of Class of Securities)

                                    643872104
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                                (CUSIP Number)
                                                     with a copy to:
Ms. Stephney Costello                                George J. Mazin, Esq.
Palisade Capital Management, L.L.C.                  Lowenstein Sandler PC
One Bridge Plaza                                     65 Livingston Avenue
Fort Lee, New Jersey  07024                          Roseland, New Jersey  07068
(201) 585-7733                                       (973) 597-2418
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 March 23, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   643872104
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

    Palisade Capital Management, L.L.C./I.R.S. Identification No. 22-3330049
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):  OO
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                  Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization:          New Jersey
________________________________________________________________________________
     Number of                             7) Sole Voting Power:        583,249*
                                              ----------------------------------
     Shares Beneficially                   8) Shared Voting Power:            0
                                              ----------------------------------
     Owned by
     Each Reporting                        9) Sole Dispositive Power:   670,949*
                                              ----------------------------------
     Person With                           10) Shared Dispositive Power:      0
                                              ----------------------------------
________________________________________________________________________________
11)   Aggregate Amount Beneficially Owned by Each Reporting Person:  670,949*
________________________________________________________________________________
12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions):

                                 Not Applicable
________________________________________________________________________________
13)   Percent of Class Represented by Amount in Row (11):     5.0%*
________________________________________________________________________________
14)   Type of Reporting Person (See Instructions):       IA
________________________________________________________________________________
* Palisade Capital Management, L.L.C. ("Palisade") is a registered investment advisor which has discretionary authority over the accounts of its clients. Palisade is the beneficial owner of 670,949 shares or 5.0% of New England Business Service, Inc. (the "Company') common stock, par value $1.00 per share (the "Common Stock"), on behalf of its clients. No one such client account contains more than five percent of the Common Stock. Palisade has sole power to direct the disposition of 670,949 shares of the Common Stock. While Palisade has sole power to vote 583,249 shares of the Common Stock, some of its clients maintain the sole power to vote, in the aggregate, 87,700 shares of the Common Stock held in their respective Palisade accounts.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 25, 1999, as of February 4, 2000 there were outstanding 13,530,595 shares of the Common Stock. As of March 23, 2000, 670,949 shares (5.0%) of the Common Stock are owned by Palisade on behalf of its clients in accounts over which Palisade has investment discretion. Palisade possesses sole power to direct the disposition of all shares of the Common Stock beneficially owned by it. Palisade also possesses sole power to vote all but 87,700 shares of the Common Stock beneficially owned by it. The power to vote such 87,700 shares is reserved by various clients for whom Palisade maintains investment accounts.

          The following table details the transactions during the past sixty days, each of which was effected in an ordinary brokerage transaction, in the Common Stock by Palisade or any other person or entity controlled by Palisade or any person or entity for which Palisade possesses voting or investment control over the securities thereof:

                                   (Purchases)

                                      NONE

                                     (Sales)

  Date                               Quantity                         Price
  ----                               --------                         -----
February 16, 2000                     50,000                          $20.00
March 7, 2000                         10,000                          $18.00
March 8, 2000                          1,500                          $17.69
March 9, 2000                         10,000                          $17.50
March 10, 2000                         1,300                          $17.53
March 14, 2000                         1,900                          $16.19
March 16, 2000                        25,300                          $17.38
March 17, 2000                        92,900                          $17.34
March 20, 2000                         6,100                          $16.75
March 21, 2000                        23,900                          $16.39
March 23, 2000                        20,000                          $16.81

          Additionally, on February 18, 2000, a client of Palisade whose account held 3,700 shares of the Common Stock (the "Terminated Shares") terminated its relationship with Palisade so that Palisade no longer possessed any voting and/or dispositive control over the Terminated Shares. Accordingly, for the purposes of Regulation Section 240.13d-3, Palisades is no longer the beneficial owner of the Terminated Shares.

          No other person is known by Palisade to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Palisade. On March 23, 2000, Palisade ceased to be the beneficial owner of more than 5% of the Common Stock outstanding.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                            April 26, 2000


                                            /s/Steven E. Berman
                                            ____________________________________
                                            Steven E. Berman, in his capacity as
                                            a   member   of   Palisade   Capital
                                            Management, L.L.C.

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).